Exhibit 4-C

See legends at the end of this Security for restrictions on transfer and change of form.

CONECTIV
5.30% Note Due 2005

NO. RA-1 $250,000,000

Stated Maturity Date: June 1, 2005
Original Interest Accrual Date: June 4, 2002
Interest Rate: 5.30%
Interest Payment Dates: June 1 and December 1
Regular Record Dates: May 15 and November 15
CUSIP: 206828AC9

CONECTIV, a Delaware corporation (hereinafter called the Company), for value received, hereby promises to pay to CEDE & CO. or registered assigns, the principal sum of TWO HUNDRED AND FIFTY MILLION DOLLARS on the Stated Maturity Date specified above, and to pay interest thereon from the Original Interest Accrual Date specified above or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on the Interest Payment Dates specified above in each year, commencing with the Interest Payment Date next succeeding the Original Interest Accrual Date specified above, and at maturity, at the Interest Rate per annum specified above, until the principal hereof is paid or duly provided for. The interest so payable, and paid or duly provided for, on any Interest Payment Date shall, as provided in such Indenture, be paid to the person in whose name this Security is registered at the close of business on the Regular Record Date specified above (whether or not a Business Day) next preceding such Interest Payment Date. Notwithstanding the foregoing, interest payable at maturity shall be paid to the person to whom principal shall be paid. Except as otherwise provided in said Indenture, any such interest not so paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Security is registered at the close of business on a special record date for the payment of such unpaid interest to be fixed by the Trustee, notice of which shall be given to Holders of Securities of this series not less than 15 days prior to such special record date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and premium, if any, on this Security and interest hereon at maturity shall be made upon presentation of this Security at the corporate trust office of Wachovia Trust Company, National Association in Wilmington, Delaware, or at such other office or agency as may be designated for such purpose by the Company from time to time. Payment of interest on this Security (other than interest at maturity) shall be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register, except that if such person shall be a securities depository, such payment may be made by such other means in lieu of check, as shall be agreed upon by the Company, the Trustee or other Paying Agent and such person. Payment of the principal of and premium, if any, and interest on this Security, as aforesaid, shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and issuable in one or more series under and equally secured by an Indenture, dated as of May 17, 1999 (such Indenture as originally executed and delivered and as supplemented or amended from time to time thereafter, together with any constituent instruments establishing the terms of particular Securities, being herein called the "Indenture"), between the Company and Wachovia Trust Company, National Association (formerly First Union Trust Company, National Association), trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the respective rights, limitations of rights, duties and immunities of the Company, the Trustee and the Holders of the Securities thereunder and of the terms and conditions upon which the Securities are, and are to be, authenticated and delivered and secured. The acceptance of this Security shall be deemed to constitute the consent and agreement by the Holder hereof to all of the terms and provisions of the Indenture. This Security is one of the series designated above.

If any Interest Payment Date, or the Stated Maturity Date shall not be a Business Day (as hereinafter defined), payment of the amounts due on this Security on such date may be made on the next succeeding Business Day; and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on such amounts for the period from and after such Interest Payment Date, or Stated Maturity Date, as the case may be, to such Business Day.

If an Event of Default shall occur and be continuing, the principal of this Security may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the Trustee to enter into one or more supplemental indentures for the purpose of adding any provision to, or changing in any manner or eliminating any of the provisions of, the Indenture with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities of all series then outstanding under the Indenture, considered as one class; provided, however, that if there shall be Securities of more than one series (or Securities of a single series which have different Terms) outstanding under the Indenture and if a proposed supplemental indenture shall directly affect the rights of the Holders of Securities of one or more series (or Securities of a single series which have different Terms), and shall not affect the rights of Holders of one or more of the other series (or other Securities of such single series which have different Terms), then the consent only of the Holders of a majority in aggregate principal amount of the outstanding Securities so directly affected, considered as one class, shall be required; and provided, further, that the Indenture permits the Trustee to enter into one or more supplemental indentures for limited purposes without the consent of any Holders of Securities. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities then outstanding, on behalf of the Holders of all Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange therefor or in lieu hereof, whether or not notation of such consent or waiver is made, upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, this Security or any portion of the principal amount thereof will be deemed to have been paid for all purposes of the Indenture and to be no longer outstanding thereunder, and, at the election of the Company, the Company's entire indebtedness in respect thereof will be satisfied and discharged, if there has been irrevocably deposited with the Trustee or any Paying Agent (other than the Company), in trust, money in an amount which will be sufficient and/or U.S. Government Obligations, the principal of and interest on which when due, without regard to any reinvestment thereof, will provide moneys which, together with moneys so deposited, will be sufficient to pay when due the principal of and premium, if any, and interest on this Security when due.

The Indenture contains terms, provisions and conditions relating to the consolidation or merger of the Company with or into, and the conveyance or other transfer, or lease, of assets to, another person, to the assumption by such other person, in certain circumstances, of all of the obligations of the Company under the Indenture and on the Securities and to the release and discharge of the Company, in certain circumstances, from such obligation.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon presentment of this Security for registration of transfer at the corporate trust office of Wachovia Trust Company, National Association in Wilmington, Delaware or such other office or agency as may be designated by the Company from time to time, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company, the Trustee or the Security Registrar, as the case may be, duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series of authorized denominations and of like tenor and aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only as registered Securities, without coupons, and in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of the same series, of any authorized denominations, as requested by the Holder surrendering the same, and of like tenor upon presentment of the Security or Securities to be exchanged at the corporate trust office of Wachovia Trust Company, National Association in Wilmington, Delaware or such other office or agency as may be designated by the Company from time to time.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee, the Paying Agent or the Security Registrar may treat the person in whose name this Security is registered as the absolute owner hereof for all purposes, whether or not this Security be overdue, and none of the Company, the Trustee, the Paying Agent or the Security Registrar shall be affected by notice to the contrary.

The Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act shall be applicable.

As used herein, "Business Day" means any day, other than a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York, the State of Delaware or the State of North Carolina. All other terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

As provided in the Indenture, a director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or for any claim based on, in respect of or by reason of such obligation or their creation.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Capitalized terms used but not defined herein have the meanings ascribed thereto in the Indenture.

IN WITNESS WHEREOF, the Company has caused this Instrument to be executed under its corporate seal.

CONECTIV

By: /s/ Donna J. Kinzel

(CERTIFICATE OF AUTHENTICATION)

This is one of the Securities, of the series designated therein, described in the within-mentioned Indenture.

Dated:

By: Wachovia Trust Company, National Association, as Trustee

By: /s/ Anita Roselli
        Authorized Officer

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), any transfer, pledge or other use hereof for value or otherwise by or to any person is wrongful inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

This Security (or its predecessor) was originally issued in a transaction exempt from registration under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold, pledged or otherwise transferred in the absence of such registration or an applicable exemption therefrom and in any event may be sold or otherwise transferred only in accordance with the indenture, copies of which are available for inspection at the corporate trust office of the trustee. Each purchaser of this security is hereby notified that the seller may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A thereunder.

Each holder of this security represents to Conectiv that (a) such holder will not sell, pledge or otherwise transfer this security (without the consent of Conectiv) other than (i) to Conectiv or any of its subsidiaries, (ii) to a "qualified institutional buyer" in a transaction complying with Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A, (iii) to an institutional "accredited investor" (within the meaning of Rule 501 under the Securities Act) that is acquiring this note for investment purposes and not for distribution, and that, prior to such transfer, delivers to Conectiv and the trustee a signed letter containing certain representatives and warranties relating to the restrictions on transfer of the security evidenced hereby (the form of which letter may be obtained from the trustee), (iv) in accordance with Rule 144 under the Securities Act, (v) outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act or (vi) pursuant to an effective registration statement, and, in each of cases (i)-(vi), in accordance with any applicable securities laws of any state of the United States and that (b) the holder will, and each subsequent holder is required to, notify any purchaser of this note of the resale restrictions referred to herein.

This global note is held by the depositary (as defined in the indenture governing this note) or its nominee in custody for the benefit of the beneficial owners hereof, and is not transferable to any person under any circumstances except that (i) the trustee may make such notations hereon as may be required pursuant to the indenture, (ii) this global note may be exchanged in whole but not in part pursuant to the terms of the indenture, (iii) this global note may be delivered to the trustee for cancellation pursuant to the terms of the indenture and (iv) this global note may be transferred to a successor depositary with the prior written consent of the company.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

_____

[please insert social security or other identifying number of assignee]

_____

[please print or typewrite name and address of assignee]

the within Security of CONECTIV and does hereby irrevocably constitute and appoint
_____, Attorney, to transfer said Security on the books of the
within-mentioned Company, with full power of substitution in the premises.
Dated:_____

_____

Notice: The signature to this assignment must correspond with the name as written upon the face
of the Security in every particular without alteration or enlargement or any change whatsoever.

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized officer of Trustee

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*   *This schedule should be included only if the Note is issued in global form.*